SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                          SCIENTIFIC GAMES CORPORATION
                                (NAME OF ISSUER)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  0533223 10 1
                                 (CUSIP NUMBER)


                                BARRY F. SCHWARTZ
                        MACANDREWS & FORBES HOLDINGS INC.
                    (FORMERLY KNOWN AS MAFCO HOLDINGS INC.)
                               35 EAST 62ND STREET
                            NEW YORK, NEW YORK 10021
                                 (212) 572-8600
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)

                                JANUARY 26, 2006
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    MACANDREWS & FORBES HOLDINGS INC. (FORMERLY KNOWN AS MAFCO HOLDINGS INC.)
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)     [ ]
                                                                    (b)     [X]
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   3     SEC USE ONLY
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   4     SOURCE OF FUNDS
                    NOT APPLICABLE
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                                      [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                    DELAWARE
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                             7        SOLE VOTING POWER
         NUMBER OF                               21,915,089 SHARES
          SHARES             ---------------------------------------------------
       BENEFICIALLY          8        SHARED VOTING POWER
         OWNED BY                                NONE; SEE ITEM 5
          EACH               ---------------------------------------------------
        REPORTING            9        SOLE DISPOSITIVE POWER
       PERSON WITH                               21,915,089 SHARES
                             ---------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                                 NONE; SEE ITEM 5
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    21,915,089 SHARES
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     24.41%; SEE ITEM 5
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                    CO
--------------------------------------------------------------------------------

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   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    SGMS ACQUISITION CORPORATION
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)     [ ]
                                                                    (b)     [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                    NOT APPLICABLE
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                                      [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                    UNITED STATES
--------------------------------------------------------------------------------
                             7        SOLE VOTING POWER
         NUMBER OF                               21,915,089 SHARES
          SHARES             ---------------------------------------------------
        BENEFICIALLY         8        SHARED VOTING POWER
         OWNED BY                                NONE; SEE ITEM 5
           EACH              ---------------------------------------------------
         REPORTING           9        SOLE DISPOSITIVE POWER
        PERSON WITH                              21,915,089 SHARES
                             ---------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                                 NONE; SEE ITEM 5
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    21,915,089 SHARES
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.7%

                     24.41%; SEE ITEM 5
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                    CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

     This Amendment No. 2 to the statement on Schedule 13D originally filed on November 26, 2003 relates to the Class A common stock, par value $0.01 per share ("Common Stock"), of Scientific Games Corporation, a Delaware corporation (the "Issuer"), whose principal executive offices are located at 750 Lexington Avenue, New York, New York 10022.

ITEM 2.  IDENTITY AND BACKGROUND

     The information contained in Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information:

     On January 31, 2005, Mafco Holdings Inc. changed its name to MacAndrews & Forbes Holdings Inc.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

     According to the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, there were, as of November 7, 2005, 89,767,863 shares of Common Stock issued and outstanding. Based on the foregoing, as of November 7, 2005, SAC had sole voting power and sole dispositive power over 24.41% of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

     On January 26, 2006, SGMS Acquisition Corporation ("SAC"), a wholly-owned subsidiary of MacAndrews & Forbes Holdings Inc. (formerly known as Mafco Holdings Inc.), pledged 3,000,000 shares of Common Stock to JPMorgan Chase Bank as security for its obligations under a promissory note issued by SAC to JPMorgan Chase Bank on such date in the principal sum of $25,000,000.00.

SIGNATURES

     After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated as of:  January 31, 2006

                                         MACANDREWS & FORBES HOLDINGS INC.

                                         By:  /s/ Barry F. Schwartz
                                             -------------------------
                                             Name:  Barry F. Schwartz
                                             Title: Executive Vice President
                                                    and General Counsel


                                         SGMS ACQUISITION CORPORATION

                                         By:  /s/ Barry F. Schwartz
                                             -------------------------
                                             Name:  Barry F. Schwartz
                                             Title: Executive Vice President
                                                    and General Counsel